Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 12, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 1 dated April 6, 2006 and supplement no. 2 dated May 5, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of a four-story office building containing approximately 120,500 rentable square feet in Tampa, Florida;

•	information regarding our indebtedness;

•	the status of the offering; and

•	a clarification requested by the Pennsylvania Securities Commission regarding stockholder action.

Acquisition of Sabal Pavilion Building

On July 7, 2006, we purchased, through an indirect wholly-owned subsidiary a four-story office building containing approximately 120,500 rentable square feet (the “Sabal Pavilion Building”) from NCFLA II Owner LLC, which is not affiliated with us or our advisor. The Sabal Pavilion Building is located on an approximate 11.9-acre parcel of land at 3620 Queen Palm Drive in Tampa, Florida.

The purchase price of the Sabal Pavilion Building was approximately $24,250,000, plus closing costs. The acquisition was funded from a $14,700,000 fixed rate loan secured by the Sabal Pavilion Building, a $4,898,000 mezzanine loan secured by 100% equity interest in our wholly-owned subsidiary that holds title to the property, and a $5,572,137 loan from our sponsors.

The Sabal Pavilion Building, which was completed in 1998, is 100% leased to Ford Motor Credit Company. Ford Motor Credit Company, a subsidiary of Ford Motor Company, is one of the world’s largest auto financing companies. It provides wholesale financing, mortgages and capital loans for dealers, as well as individual and fleet financing. Ford Motor Credit Company has nearly 20,000 employees in 36 countries, providing financial services to more than 11 million individual and corporate customers.

The current aggregate annual base rent payable under Ford Motor Credit Company lease, which expires in March of 2010, is approximately $2,476,275. Ford Motor Credit Company has the right, at its option, to extend the initial lease term of its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the Sabal Pavilion Building. Our management believes that the Sabal Pavilion Building is adequately insured.

Indebtedness

On July 6, 2006, in connection with the acquisition of the Sabal Pavilion Building, we obtained a $14,700,000 fixed rate mortgage loan from Wells Fargo Bank. The Loan matures on August 1, 2036 and bears interest at a rate of 6.38% per annum. Monthly installments on the loan will be interest-only and the entire principal amount will be due on the maturity date, assuming no prior principal prepayment. Under the loan agreement, if Ford Motor Credit Company were to default on its lease prior to March of 2008, we would be required either to execute a guarantee to repay the outstanding amount of the loan or to deliver to the lender a cash deposit in an amount equal to $1.5 million plus an amount equal to the principal amount of the loan that would have been repaid as of such date had the loan been a fully-amortizing loan with a 30 year amortization period. This loan will be secured by the Sabal Pavilion Building.

Also in connection with the acquisition of the Sabal Pavilion Building, we obtained a $4,898,000 mezzanine loan from Wells Fargo Bank secured by a 100% equity interest in the wholly-owned subsidiary that holds title to the property. This loan matures on January 7, 2007 and bears interest at a variable rate equal to LIBOR plus 225 basis points. Monthly installments related to the loan will be interest-only and the entire principal amount will be due on the maturity date, assuming no prior principal prepayment. The full amount of the mezzanine loan has been jointly and severally guaranteed by our Operating Partnership and by Charles J. Schreiber, Jr., Peter M. Bren, Peter McMillan III and Keith D. Hall, who are our sponsors and each of whom is an officer and/or director of the company.

We also borrowed approximately $5,572,137 from KBS Holdings LLC in connection with the acquisition of the Sabal Pavilion Building. KBS Holdings is a limited liability company that is wholly owned by Charles J. Schreiber, Jr., Peter M. Bren, Peter McMillan III and Keith D. Hall, who are our sponsors and each of whom is an officer and/or director of the company. On July 6, 2006, in connection with this borrowing, the we executed a promissory note in favor of KBS Holdings. Pursuant to the promissory note, we agreed to repay any advances, up to an aggregate principal amount of $10,000,000, plus any interest on the unpaid principal advanced under the note, by July 6, 2008. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum. We may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. KBS Holdings may upon written demand require us to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the proceeds of our ongoing initial public offering. Pursuant to the promissory note, funds are deemed available from our offering if we have not used or become contractually obligated to use such proceeds for another purpose, including the repayment of third-party debt related to the properties or other assets acquired by us. The promissory note is unsecured.

Status of the Offering

We commenced our initial public offering of 280,000,000 shares of common stock on January 27, 2006. As of July 5, 2006, our escrow agent had received gross offering proceeds of approximately $5.45 million representing subscriptions for the sale of 546,034.63 shares of our common stock, which is sufficient to satisfy our minimum offering amount. On July 5, 2006, we instructed our escrow agent to transfer all subscription proceeds, less interest, to us.

Clarification Requested by Pennsylvania Securities Commission Regarding Stockholder Action

The staff of the Pennsylvania Securities Commission has requested that we clarify that unless a different threshold is required by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast by the holders of our common stock is necessary to take stockholder action.